UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New hydrocarbon discovery in deep waters of the pre-salt of the Campos Basin
—

Rio de Janeiro, April 13, 2026 - Petróleo Brasileiro S.A. – Petrobras has identified the presence of hydrocarbons in the pre-salt of the Campos Basin, in an exploratory well drilled in Sector SC-AP4 of the Campos Basin, block C-M-477. Well 1-BRSA-1404DC-RJS is located 201 km off the coast of the state of Rio de Janeiro, at a water depth of 2,984 meters.

The hydrocarbon-bearing interval was identified through electric logs, gas shows, and fluid sampling. The samples will subsequently be sent for laboratory analysis, which will allow the characterization of the reservoir conditions and the fluids found, enabling the continuation of the evaluation of the area’s potential. The drilling of the well was completed safely, with full respect for the environment and for people.

Petrobras’ operations in block C-M-477, in the Campos Basin, are aligned with the Company’s strategy to replenish oil and gas reserves through activities in frontier exploratory areas, in partnership with other companies, ensuring the supply of national energy demand during the energy transition.

Petrobras is the operator of block C-M-477 (70% working interest), in partnership with bp (30% working interest). The block originated from ANP’s 16th Bidding Round, under a concession regime.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Tel.: 55 (21) 3224-1510/9947

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

ES
RJ
Campos dos Goytacazes
201 km
Campos Basin
C-M-477 (Ruba)
70%
30%
1-BRSA-1404DC-RJS
Production Sharing Polygon
0
25
50 km
N

Map indicates the location of the discovery in the Campos Basin

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Tel.: 55 (21) 3224-1510/9947

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer